                                                                       EXHIBIT 2


USA will file a proxy statement and other relevant documents concerning USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and certain related transactions with the Securities and Exchange Commission ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED IN THE FUTURE WITH THE SEC BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE PROPOSED TRANSACTIONS. Investors will be able to obtain such documents free of charge at the SEC's website at www.sec.gov. In addition, such documents may also be obtained free of charge by contacting USA Networks, Inc., 152 West 57th Street, New York, New York, 10019, Attention:
Investor Relations.

INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY WHEN AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION CONCERNING THE PROPOSED TRANSACTIONS.

USA and its directors and officers may be deemed to be participants in the solicitation of proxies from USA shareholders to adopt the agreement providing for USA's contribution of its Entertainment Group to a joint venture with Vivendi Universal and the other related transactions described therein. A detailed list of the names and interests of USA's directors and executive officers is contained in the definitive proxy statement on
Schedule 14A filed by USA with the SEC on April 9, 2001. Copies of USA filings may be obtained free of charge at the SEC's website at www.sec.gov < http://www.sec.gov >.


                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 1




                               USA NETWORKS, INC.

                                DECEMBER 17, 2001
                                  8:15 A.M. CST

Coordinator       Good morning, and thank you all for holding. I would like to remind all parties that your lines have been placed in a listen-only mode until we open for questions and answers.
                  Today's conference call is also being recorded. If you have objections, you may disconnect at this time. I would now like to turn the call over to Mr. Barry Diller. Thank you, sir. You may begin.

B. Diller         Thank you.  Good morning, everyone.  I don't know how many of you were on the last call. I doubt any of you were on our first call this morning, which was at 6:00 a.m. New
                  York time, which was done for European analysts, particularly, obviously, for Vivendi Universal. On this call today with me are Victor Kaufman, our Vice-Chairman;
                  Roger Clark, who is Vice President of Investor Relations;
                  and John Miller, who is the CEO of Information Services.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 2


                  In any event, I think you all have a general understanding of this. The only thing that I would say at the outset is, and I don't really want to repeat myself very much from before, but the central issue is that, in this transaction, and I'll in this case speak for USAI shareholders, we have been able to achieve through this a standalone and independent company with interactivities that already is a large player in Internet commerce worldwide with about 9%, which we hope over the next year that we'll be able to double. We certainly have the resources; we have the wind at our back to be able to do so.

                  We start off with a projection for next year of over $600 million in cash flow, we have an extremely strong balance sheet, and we are in an area that is just a perfect time to be in the, so to speak, pure position that we will find ourselves in.

                  I want to address one other thing, and then I'd really like to turn it over to questions, because I think that's the way we will get the most out of this session. There have been, and it is entirely reasonable that there be, questions about how I will spend my time. I am, of course, going to remain as the Chief Executive of USA Interactive. I will also be the Chief

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 3


                  Executive of Vivendi Universal Entertainment, which will comprise the studios group, the recreation group, and the USA Entertainment asset. As to how I will divide that time, there is no precision at this. Life does not work that way. I, previous to this day, have divided my time somewhat equally between the two. With that said, I would expect that, again, one side of that would be on one day I would spend a majority of my time on the Interactive side, and the other day I would spend a majority on the Entertainment side. Life works that way.

                  The one thing that I think is absolutely true, and I have thought about this a great deal in the last month, is that I understand what the responsibilities are. I have history in this area, in both of these areas. I have a very long, as you all know, history in the entertainment business, and I think I have a pretty long history in the, so to speak, Interactive business, which began for me almost exactly ten years ago. So, I know what needs to be done. I am perfectly confident that I can do both without diminishing either, and without in any way having either say to me, "We thought you would be here this morning," or things of that nature. I am really quite confident about that. I wouldn't have done this otherwise.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 4


                  Of course, all of my actual equity, in terms of not having sold a share of USA stock, is on the USA side. I have an interest in the Vivendi Universal Entertainment venture, and it's not an insignificant interest, but USA also has a not insignificant interest--5.4% interest in VUE, as we will start to call it. I think that balances are fine here. While I understand concern, and I understand issues, I really do think that I am the one who can tell you all that it is not to worry, and I don't say it cavalierly.

                  With that, I think that Victor Kaufman is going to do a very brief summary of the deal, and then we will turn it to Q&A.

V. Kaufman        The transaction that we've entered into, with all of its kind of inherent complexity, is really quite simple. USA and Vivendi are forming a joint venture, which will own both companies' domestic entertainment assets. USA Interactive, our new company, will retire in effect 377 million shares, or approximately 47% of USAI's outstanding shares on a fully diluted treasury method basis.

                  We'll receive $1.6 billion in cash, as well as $750 million in a full value preferred. We will also own, as Barry just said, 5.4% of the JV, which we value at approximately $1 billion.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 5


                  VU, for all intents and purposes, will no longer be a USAI shareholder, except that VU will receive warrants to purchase 60 million shares of USA common stock, plus it will retain the upside on an additional 56 million shares at prices above $41 per share.

                  To put this in context, if USA sells at $40 a share, there will be approximately 3% dilution relating to VU's upside interest. At $75 a share, the dilution is approximately 12%. This dilution, in our mind, is relatively modest, since USAI's outstanding stock base is relatively small.

                  In addition, USA will receive enough cash dividends relating to the preferred stocks that we're receiving to more than cover all of the deferred taxes on the transaction, which become due 15 or 20 years out with respect to the cash and securities. That's an extremely important point because in the way in which you can look at the transaction, you can view all of this cash and the preferred stock, the $750 million preferred, as real cash.

                  If you assume that we have reacquired our own stock at $22 a share, which is a relatively cheap price, and that's the price we were kind of talking

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 6


                  about with Vivendi, the consideration received by us in the transaction is $11.7 billion.

                  So, what does the new USA Interactive look like after the transaction? We anticipate revenues in 2002 of over $4 billion growing to over $5 billion in 2003. EBIT DA for our operating businesses is budgeted at over $600 million for 2002, and over $800 million in 2003. We'll have outstanding approximately 427 million shares on a fully diluted treasury method basis, and this low share base should prove as a real lightening rod for growth as we build our businesses at well in excess of a 20% growth rate for the foreseeable future.

                  We also have a lot of capacity to use for growth. We'll have about $2.3 billion in cash, another $750 million in preferred, which we expect to monetize and turn into cash, plus debt capacity of over $1.2 billion. Based on our usual conservative ways of looking at leverage, we will not lever the company at more than two times EBIT DA, which we have been historically been true to.

                  All in all, we'll have over $4 billion to use for internal growth and for acquisitions, but don't think we're going to use this cash for large acquisitions of "overvalued" assets. As you know, we don't overpay. We

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 7


                  think there are a significant number of potential acquisitions out in the marketplace, which we will pursue to fit perfectly into our integrated interactivity strategy. Hopefully, we can buy those assets at very reasonable EBIT DA multiples, which will be worth significantly more as part of our asset base.

                  Of course, we believe that we are significantly undervalued at our present stock price. If we just take the considerations we are receiving, which equal $3.3 billion dollars in cash and cash equivalents, the market value of the shares of Ticketmaster, Expedia, and HRN, that would leave our remaining assets, HSN, PRC and ECS at being only worth $2.5 billion dollars, which is virtually impossible in our mind since that valuation would represent a 6.9 multiple of EBIT DA. Hopefully, we are looking at a period with extremely good prospects for stock appreciation and for real growth within our enterprise. So, with those thoughts, now let's turn to questions.

Coordinator       Thank you. Victor Miller, you may ask your question. Please state your company name.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 8


V. Miller         Victor Miller from Bear Stearns, good morning.  A couple of questions. First of all, could you give us a sense of the size, if possible, of the pro forma revenues and pro forma
                  EBIT DA of the residual VUE Company, as you call it?
                  Secondly, I imagine one of the challenges in the past of ever considering rolling up what's left of some of the public stub companies has been the fact that the entrepreneurs may not want to own certain assets or certain combinations of assets with maybe slower growth, or they may perceive them as being slower growth. Does this change this at all now that you've got all of these kind of similar natured companies under the same kind of thing in the long run?

B. Diller         We've thought about this, as I think you all know, and I
                  would think in the next year we will think upon it again.
                  There is, of course, probably a simplicity that could be gained in putting all of the assets, so to speak, together. We're certainly going to look at it. There are reasons to do it, and there are some reasons not to. We won't do it from the first hour of the first day, but we've got a lot of process to get through.

                  What I think you will see through this process is a much more simplified, so to speak, structure in terms of how we operate these. What they are technically is these are actually subsidiaries because in each one, we

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                          PAGE 9


                  control those entities. So, whether or not we roll them up or not is something for us to contemplate, which we will do, I would say, at some point. We've been doing it as we go, but I would think we'd turn to it sometime probably after the first or second quarter.

                  As far as your first question, which related to Vivendi Universal Entertainment, with me here is Guillaume Hannezo, who is the Chief Financial Officer of Vivendi, and he will of course answer this, since I wouldn't even begin.

G. Hannezo        The sale of Vivendi Universal Entertainment will be in the range of $7 billion with EBIT DA between $1.3 and $1.4 billion. Its value for the purpose of this transaction has been computed at $22 billion or less the debt, which is between $18 billion and $19 billion; enterprise value $22 billion, which consists of the $12 billion...by USA Network, and $10 billion put on USG.

Coordinator       Niraj Gupda, you may ask your question.  Please state your company name.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 10


N. Gupda Good morning, and congratulations. Niraj Gupda from Salomon Smith Barney. The first thing was just, Barry, obviously you are spending your time on both companies, and you talked to that at length, but how do you see both companies being able to work together to create even more value for USA Interactive going forward just in terms of leveraging the assets of the new Vivendi partnership?

                  Secondly, you guys obviously have a big war chest, and I was hoping you could just speak a little bit to some of the vertical opportunities, just in general, that you're not in today that you would like to be in going forward, in terms of the commerce marketplace and how you think, generally speaking, valuations look in that sector in general.

B. Diller         As to the second question, it would not probably be the
                  best idea for us to talk about what we're going to, so to speak, go after or look to. We are in conversations right now that go across the range. You have to look also to the indication of the areas that we've already developed, and our sensibility, which is to only engage in Internet life that is on a real business basis with real margins, either at the outset, or real margins that we believe will be able to be developed over time. I would say that the active discussions that we have are certainly more than a dozen, and they do go

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 11


                  throughout the range of activities. I think it would be inappropriate for us to be any more specific now, except to say that there is a great deal of opportunity out there.

B. Diller         For the first question, we're going to execute commercial
                  arrangements with Vivendi Universal as part of this, and I think there is much that we can do, particularly, I think in this regard, outside the United States where the businesses that they are in complement very much the Interactive businesses that we have that have yet to develop in a substantial way outside the United States other than Home Shopping, which is already now worldwide for us in eight languages and countries from China, Japan to almost all of Europe, with one significant territory that is not developed, in Spain, which is very much developed in the United States with HSN Espanol. So, I think that there is a natural alliance here that is going to make sense, I think, for both of us.

N. Gupda Barry, if I could ask one last question. You've started a lot of networks over the years, or at least played a role in creating a couple of big assets over time. As Vivendi does cable networks that have a commerce twist to them, how that might be allocated in terms of the upside that would go to USA Interactive versus Vivendi core?

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 12


B. Diller         I am glad you asked if there's confusion.  The definitions are very clear here. In terms of the future ability to develop assets, everything on the commerce side, or the transaction side, is in the USAI province, and everything on the entertainment side is in the Vivendi Universal
                  Entertainment side. In addition to that, of course, Vivendi has its own Interactive assets, which are separate and apart from us, but the television channels or services that we develop on the commerce side, of which we plan to develop at least two in the very near term, with one already announced, travel, and in another area we are soon to announce, those will be owned and operated solely by USA
                  Interactive, and part of the USA Interactive business.

Coordinator       Gordon Hodge, you may ask your question. Please state your company name.

G. Hodge Thomas Russell Partners. Just a question on the taxes, if could you just quantify the amount that is being deferred, and you said it's all being covered by the cash payments on the preferred?

V. Kaufman        Yes. I think the taxes are probably around $1.4 billion,
                  but they're payable between 15 and 20 years out in time, and the cash dividends that we're

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 13


                  receiving start at over $60 million a year and actually get up to over $100 million a year towards the end, so that aggregate sum well exceeds the tax that we're going to pay on all of the instruments.

G. Hodge Terrific, and then I just had a follow up. I didn't hear perfectly the valuation, or I guess the balance sheet, of VUE--the debt number, you said $22 billion enterprise value, I think $1.3 billion to $1.4 billion in EBIT DA, and then I missed what the debt number was.

V. Kaufman        It was $2 billion.

Coordinator       David Lions, you may ask your question. Please state your
                  company name.

K. Stuponious     It's actually Kathy Stuponious.  Victor, just a couple of
                  housekeeping questions. Can you go over what the ownership stake will look like in the USA shareholder base, including yourself, Liberty Media, and what's going to float? When do you expect the deal to close? I don't think there are any major regulatory hurdles other than Hart-Scott-Rodino.

                  Finally, a question for Barry. If you look at basically your ownership stakes in Interactive, as well as in Vivendi Universal Entertainment, you

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 14


                  obviously have a lot of your net worth tied up in Interactive, and it sounds like there is a minimum value to your stake in VUE. Is that a correct assumption, and isn't the Interactive portion a lot bigger?

V. Kaufman        Kathy, as to the first question, we're going to have
                  outstanding around 427 million shares. Liberty is going to own
                  20% of that, and other than Liberty, most of the float really stays as it is today, so I think that we have an extremely favorable float situation. I think the timing of the transaction, as there will be a shareholder vote by our shareholders, we would hope to conclude the transaction during the first quarter of the year.

B. Diller         Specifically, Liberty will have 18.6, Microsoft post
                  Expedia will have 3.3, I will have 7.4, and the public will have 59, approximately. As it relates to my own holdings, I am not selling any stock. I have, between owned and optioned stock, shy of 50 million shares of USA. I have an interest in VUE, Vivendi Universal Entertainment, which is a little over 1%, which has a base value of $275 million.
                  It has puts and calls attached to it. Everybody can do their own addition. I have economic incentives in multiple places, as I said earlier, and as I think would be clear to all, I think that there are no, so to speak, conflicts in this.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 15


                  I saw one report today, which said, "What are going to be the agreements in terms of conflicts?" There really aren't any here. What we have done is we have very carefully divided the definitions in terms of the scope of the businesses in terms of how each area can compete in those businesses--that's absolutely clear. We will have commercial agreements between the two, which will tie us together in various ways, which are to the benefits of both sides. Other than that, the issue for us is to start to work and start building the assets. There is no government issue here. We will go through some of the pro forma things, and as soon as we possible can, we will get on to light and business.

Coordinator       Jeff Lawson, you may ask your question. Please state your
                  company name.

G. Clowery        Gerard Clowery. Congratulations, Barry and Victor. When might the Expedia transaction close now? Obviously there has to be a new amendment to the proxy statement.

B. Diller         We think about two months. I think we have to re-mail, so to speak, and then the transaction proceeds.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 16


G. Clowery        Secondly, Barry, where is your heart?  Is your heart really in the entertainment side of the business, or is it in the Interactive side? I'm just trying to get sense of where your affection really lies.

B. Diller         I have talked about this heart issue before, so I'll tell
                  you what I've said before. This transaction absolutely follows that. I have said over the last several years that it may be odd, but it is true--I have two real hearts going, and they are fairly fullblooded. I have had an entertainment heart going since I was 20-years-old. I'm still curious, and I'm still interested in it, and it's still something that I think has enormous potential, particularly in this period of consolidation and concentration, given now the ability for Vivendi Universal strategy to really compete anywhere in the world at any level with anybody's assets. That's definitely an area that interests me.

                  On the Interactive side, since the day I left FOX I have been genuinely interesting in interactivity. I was not a latecomer to the party; I came to it three years before there was an active Internet life, much less the two years after it when there was an Internet explosion. I am fascinated by interactivity. Those who know me and talk to me and hear me and who are around me almost say, "Shut up, we've heard enough about this." So, I

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 17


                  really do believe, when as you say, "Where is the heart," that that's where the heart is.

                  As I have said before, and will probably have to keep saying, although I say it because I recognize that people say, "Well, how are you going to do both of these things," I don't think that's the issue here. As I said, I've been doing about half and half anyway, and we've built a hell of an Internet business with half, so to speak, my time. As I've also said, time doesn't run in halves or quarters or anything like that. I am absolutely sure that on the USA Interactive side, we are going to grow this business. This business is at the most interesting, wonderful, opportunistic time for a company such as ours, organized as we are, with the kind of people who are inside this company throughout all of our Interactive assets, so I have no issues, nothing that I would in any way worry about as it relates to my being the Chief Executive of USA Interactive.

                  On the VUE side, we have all talked about that, and I think that has got some terrific potential, too, and as I said earlier, I am going to have time left over to do the other parts of my life, which some of you who know me know I do certainly in and under the water with some vigor.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 18


Coordinator       Sharon Williams, you may ask your question. Please state your company name.

S. Williams       AG Edwards. In the past, you've had a fairly large portfolio of developing assets, some with losses expanding as you develop them and others getting near to EBIT DA positive and popping up to the developed side. Do you think now that you don't have the stability of the cable networks cash flow that that's something you will pursue less aggressively, or how do you view your developing asset portfolio?

B. Diller         I would think that we certainly have the capacity and
                  ability to increase it.  We certainly won't decrease it.
                  Developing assets either turn into real assets, or you admit your mistakes and you move on. In our case, we have had, I would certainly say, less mistakes than many others have. We have had a few, of course, and they have been very small. We very much as a company believe that you've got to in some cases, and should, start from scratch with original creation, and take your chances with things.

                  As you all know, we are pretty conservative, and we're fairly hawkeyed on being careful when we actually put money on the table, much less we put equity on the table. So, we'll continue to do it, but we'll do it in the way

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 19


                  we've done it in the past, which hopefully we'll have few mistakes, though there will be mistakes made--there will be business that don't come to term--but hopefully it will be balanced by an awful lot that do, as has happened in the past.

J. Miller         I just want to make a point of fact. If you look at our
                  published 2002 budget, the developing or emerging businesses, the losses in that category are almost approximately half of what they were in 2001. Just as a point of fact, these businesses are tending in the right direction in each case.

Coordinator       John Dean, you may ask your question. Please state your
                  company name.

J. Dean Loomis Sales. Could you talk a little about your pro forma balance sheet, including any acquisitions that you've already announced, and also give me an idea of what you think EBIT DA will be in cash as well as the value of the Vivendi shares?

V. Kaufman        In terms of the balance sheet, it's extremely strong. We have over $600 million of net cash now, this transaction will add to that about $2.5 billion of additional cash, and we'll have $3 billion. We're in a very, very strong position. I'm not sure I understand the second part of the question.

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                                                              USA NETWORKS, INC.
                                                        MODERATOR: BARRY DILLER
                                                DECEMBER 17, 2001/8:15 A.M. CST
                                                                         PAGE 20


J. Dean           How are you valuing the Vivendi shares?

V. Kaufman        The shares that we repurchased?

J. Dean           No. I think that you're getting shares of Vivendi?

V. Kaufman        No, we're getting shares in the joint venture, which is VUE, and we're valuing that based on an enterprise value of $22 billion with some debt that's attributed to it.

J. Dean How much debt do you expect to have on your balance sheet including the effects of any acquisitions that are pending?

V. Kaufman        As I said before, we don't have net debt today--we have $500 million of outstanding of public debt. Our debt on a net basis will not be in excess of $1.2 billion or two times our EBIT DA now, and I think as we do acquisitions, we will use the cash that we have and not really increase the debt beyond that, and we believe that we can do acquisitions to really buy very strong EBIT DA or businesses that are about to enter the profitability stage. We think ultimately, as we use this cash, that we'll be able to do

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                  acquisitions with net multiples of ten and below, which when translated into our company should translate into greater value for us.

J. Dean So, the debt outstanding roughly is around something over $500 million?

V. Kaufman        Yes, in terms of actual debt.

Coordinator       Max Lew, you may ask your question. Please state your company name.

A. Richards       Actually, it's Amy Richards. I hate to go back to the debt issue, but I know, Victor, you mentioned on the previous call that the outstanding debt would remain obligations of USA. Can you actually split off the major assets of USA Networks and Sci-fi channel without tripping any of the covenants under the bank indenture?

V. Kaufman        Yes, we can. I would think that bondholders would be extremely happy. That debt has always been guaranteed by the parent company, and I think everyone has always looked at all of the assets, and now the assets that we have include an extremely large amount of cash, and we're not going to use that cash to buy really, really high multiple businesses. We're going to use the cash to buy EBIT DA, so I think that over the course of the next 12

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                  to 18 months that we're going to be actually replacing the
                  EBIT DA of the businesses we just sold.

Coordinator       Jetsen Joshi, you may ask your question, and please state your company name.

J. Joshi Good morning. Jetsen Joshi from JP Morgan. Just to follow on, then, the $500 million in debt will stay with USAI, and the numbers you gave earlier in the call were related to that entity, which was $4 billion in revenue growing to $5 billion, and cash flow going from $600 million to $800 million? Is that correct?

B. Diller         Yes, that is correct.

J. Joshi At the same time, a little bit later in the call you did say that losses were narrowing in some of the less mature Interactive businesses. On these projections, it seems like the EBIT DA margin is staying flat essentially year over year, which doesn't necessarily indicate an ongoing improvement in some of the loss producing business or some of the less mature businesses. Could you just flesh out a little bit more of the 2003 projections? Does that include some amount of acquisitions, or is it just the base business here?

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V. Kaufman        It's just the base business. It doesn't include any
                  acquisitions at all, and I think once we factor in acquisitions, the growth rate, which is incredibly strong growth on the EBIT DA line for our operating businesses, I think, will even become stronger. We are really poised to grow at a very strong rate.

B. Diller         Margins on the operating business go from 13.1 in 2001, to
                  14.4, we believe next year, to 15.5 in 2003. That's not bad growth.

J. Joshi So, the hundred basis point improvement is going to continue into 2003? I was perhaps rounding some of the margin numbers, but that's kind of what you're expecting into 2003?

V. Kaufman        Yes, and as I said, I think we will do better than those
                  numbers as we factor in acquisitions.

Coordinator       Sam Morely, you may ask your question. Please state your
                  company name.

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R. Sing           It's Rick Sing at Carsh Capital. I just want to make sure I understand the remaining entity completely. Based on your current capital structure, you have 427 million shares, $3.3 billion in cash, and about $500 million in debt. When you talk about the $600 million in EBIT DA, what operating assets does that include? Does that include the consolidation of Room and the Ticketmaster Online, or is that just the operating assets that you don't have public equity stakes in?

V. Kaufman        No. Those are the operating assets that we consolidate, and we consolidate all of the publicly traded subsidiaries.

R. Sing What is the EBIT DA of the assets that aren't publicly traded?

B. Diller         For 2002, it's $360 million, and for 2003 it's $460 million.

R. Sing           Does that include the losses from the developing assets?

B. Diller         No.

R. Sing           What would the losses from the developing assets be?

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B. Diller         In 2002, $69 million, and in 2003, $39 million.

Coordinator       Victor Miller, you may ask your question. Please state your company name.

V. Miller         Victor Miller, Bear Stearns. Just a follow-up on free cash flow. What's the impact of free cash flow here, because obviously you won't have the programming investments, which have been substantial? What's the impact of cap ex? Then, out of the cable fees for broadcasting cable, how much of that has been related to USA and Sci-fi side? Again, on the tax side, you've also paid taxes to Vivendi for its portion of the taxable income on the USA holding now that that's gone. What's the overall impact of free cash flow? It seems like it would be positive, yes?

V. Kaufman        I think it would be extremely positive. The only real
                  deductions from the EBIT DA are cap ex, which are significant but not huge. I would say it would probably range in the $100 million-plus category, so we would have very significant free cash flow going forward.

Coordinator       Our final question comes from Alan Katzen. You may ask your question, and please state your company name.

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A. Katzen         Barry, it's Morris Mark and Alan Katzen. First of all,
                  congratulations. Secondly, one thing I didn't quite understand is USA will now have a minority interest in Vivendi Universal. If Vivendi Universal is not a public company, how will USA benefit from that, and how will you ever be able to either personally, or from the viewpoint of USA, monetize that investment?

B. Diller         On the USA side is an investment in Vivendi Universal
                  Entertainment.

A. Katzen         Exactly. That's not a public company.

B. Diller         It is not a public company, but there are puts and calls that come into effect in five and eight years respectively to monetize that asset. We're certainly hopeful that over that period it will grow, and we have not done a very good job if it did not substantially grow. As it relates to my interests, there are puts and calls that begin essentially in year two.

                  If that answers fully that question, then I would like to thank you all. We are available on and off line as we wind our way through this day to talk with you about any and all. We only in summation say, that I think we've

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                  just, so to speak, set free the power of USA Interactive, and
                  I think you'll see that develop over the next period fairly quickly.

                  I, with my colleagues at USA Interactive, who will be the name of the company, will look forward to talking with you and both telling you what our plans are and answering any questions as we go. For now, thank you for being interested and being on the call.

Coordinator       That concludes today's conference call. You may now disconnect at this time.